Exhibit 99.1

Yirendai Reports First Quarter 2018 Financial Results

BEIJING, May 24, 2018 — Yirendai Ltd. (NYSE: YRD) (“Yirendai” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the quarter ended March 31, 2018.

	For the Three Months Ended
in RMB million	31-Mar-18	31-Mar-17	YoY Change
Amount of Loans Facilitated	11,956.7	7,246.1	65%
Total Net Revenue	1,592.7	1,021.6	56%
Net Income	278.9	350.9	-21%
Adjusted EBITDA (non-GAAP)	879.7	400.3	120%
Adjusted Net Income (non-GAAP)*	668.5	350.9	91%

* For the first quarter of 2018, adjusted net income includes RMB389.6 million adjustment on income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

In the first quarter of 2018, Yirendai facilitated RMB11,956.7 million (US$1,906.2 million) of loans to 174,128 qualified individual borrowers through its online marketplace, representing a year-over-year growth of 65%; 23.1% of loan volume were generated by repeat borrowers who have successfully borrowed on Yirendai’s platform before; 72.5% of the borrowers were acquired from online channels;  100% of the loan volume originated from online channels was facilitated through mobile.

In the first quarter of 2018, Yirendai facilitated 214,231 investors with total investment amount of RMB11,427.6 million (US$1,821.8 million), 100% of which was facilitated through its online platform and 95% of which was facilitated through its mobile application.

In the first quarter of 2018, total net revenue was RMB1,592.7 million (US$253.9 million), an increase of 56% from prior year; net income was RMB278.9 million (US$44.5 million), a decrease of 21% from prior year and adjusted net income in the first quarter of 2018 was RMB668.5 million (US$106.6 million), an increase of 91% from prior year.

“We are pleased to deliver another strong quarter with solid results in credit, wealth management and in developing key institutional partnerships,” commented Ms. Yihan Fang, Chief Executive Officer of Yirendai. “As part of our ongoing efforts to be in compliance with industry regulations, we have also made several adjustments to our credit business, including product pricing as well as changing our quality assurance program this quarter. We will continue to execute our strategies set for all three business lines to further solidify our industry leadership and achieve sustainable growth.”

“Our first quarter results show a strong start to 2018 with loan originations increasing by 65% year-over-year, particularly the continuing momentum of our online channel business” commented Mr. Dennis Cong, Chief Financial Officer of Yirendai. “We have delivered a solid net revenue growth of 56% on a year-over-year basis amid a challenging regulatory and credit environment. With delinquency rates showing clear recovery and with our proven capabilities of customer acquisition and risk management, we believe that we are on a solid footing and well-positioned to capture the increased market opportunities during the industry consolidation period.”

Accounting Policy Change

Effective January 1, 2018, Yirendai adopted the new revenue recognition policy, ASC 606- Revenue from Contracts with Customers, using the modified retrospective method in accordance with US GAAP. As a result of adopting ASC 606, the Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment of RMB1.7 billion to the opening balance of retained earnings. This adjustment primarily arose from the timing of revenue recognition for transaction fees that are collected on monthly basis, which under the new revenue standard are recognized at the time of billing instead of upon collection.

First Quarter 2018 Financial Results

Total amount of loans facilitated in the first quarter of 2018, was RMB11,956.7 million (US$1,906.2 million), increased by 65% from RMB7,246.1 million in the same period last year, reflecting strong demand for our products and services, especially from customers acquired from online channels. As of March 31, 2018, Yirendai had facilitated approximately RMB85.9 billion (US$13.7 billion) in loan principal since its inception.

Total net revenue in the first quarter of 2018 was RMB1,592.7 million (US$253.9 million), increased by 56% from RMB1,021.6 million in the same period last year. The increase of total net revenue was mainly attributable to the growth of loan origination volume as well as the increase in the total asset under management.

Sales and marketing expenses in the first quarter of 2018 were RMB781.7 million (US$124.6 million), compared to RMB469.4 million in the same period last year. Sales and marketing expenses in the first quarter of 2018 accounted for 6.5% of amount of loans facilitated, and remained stable as compared to 6.5% in the same period last year.

Origination and servicing costs in the first quarter of 2018 were RMB142.7 million (US$22.8 million), compared to RMB58.8 million in the same period last year. Origination and servicing costs in the first quarter of 2018 accounted for 1.2% of amount of loans facilitated, increased from 0.8% in the same period last year mainly due to increased collection efforts this quarter.

General and administrative expenses in the first quarter of 2018 were RMB338.0 million (US$53.9 million), compared to RMB100.5 million in the same period last year. General and administrative expenses in the first quarter of 2018 accounted for 21.2% of total net revenue, compared to 9.8% in the same period last year. The increase in general and administrative expenses was mainly due to an expense of RMB209.4 million (US$33.4 million) related to the quality assurance program. Excluding an expense of RMB209.4 million related to the quality assurance program, general and administrative expenses in the first quarter of 2018 were RMB 128.6 million, or 8.1% of total net revenue.

Income tax expense in the first quarter of 2018 was RMB83.6 million (US$13.3 million). Since the first quarter of 2017, Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., a subsidiary of the Company, enjoyed a favorable enterprise income tax rate of 12.5% as a software enterprise which qualification was confirmed by local tax bureau in the third quarter of 2016. This makes it eligible for an exemption of enterprise income tax for 2015 and 2016 and a favorable enterprise income tax rate of 12.5% for 2017, 2018 and 2019.

Net income in the first quarter of 2018 was RMB278.9 million (US$44.5 million), decreased by 21% from RMB350.9 million in the same period last year.

Adjusted net income (non-GAAP) in the first quarter of 2018 was RMB668.5 million (US$106.6 million), increased by 91% from RMB350.9 million in the same period last year. For the first quarter of 2018, the previously mentioned RMB1.7 billion adjustment to the opening balance of retained earnings would positively impact net income by RMB389.6 million if ASC 606 was not adopted, generated from loans facilitated prior to 2018.

Adjusted EBITDA (non-GAAP) in the first quarter of 2018 was RMB879.7 million (US$140.2 million), increased by 120% from RMB400.3 million in the same period last year. Adjusted EBITDA margin1 (non-GAAP) in the first quarter of 2018 was 55.2%, compared to 39.2% in the same period last year. For the first quarter of 2018, adjusted EBITDA includes RMB519.4 million adjustment on pre-tax income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

Basic income per ADS in the first quarter of 2018 was RMB4.60 (US$0.73), decreased from RMB5.87 in the same period last year.

Adjusted basic income per ADS in the first quarter of 2018 was RMB11.02 (US$1.76). Adjusted basic income per ADS includes RMB389.6 adjustment on income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

Diluted income per ADS in the first quarter of 2018 was RMB4.51 (US$0.72), decreased from RMB5.81 in the same period last year.

Adjusted diluted income per ADS in the first quarter of 2018 was RMB10.80 (US$1.72). Adjusted diluted income per ADS includes RMB389.6 adjustment on income earned from loans facilitated prior to 2018, if ASC 606 was not adopted.

Net cash used in operating activities in the first quarter of 2018 was RMB337.7 million (US$53.8million), compared to net cash generated from operating activities of RMB564.5 million in the same period last year. The decrease in net cash generated from operating activities is mainly due to an increase in loans with a monthly fee collection schedule as well as increased payouts of principal and accrued interest on default loans from the quality assurance program this quarter.

As of March 31, 2018, cash and cash equivalents was RMB1,666.9 million (US$265.7 million), compared to RMB1,857.2 million as of December 31, 2017. As of March 31, 2018, balance of held-to-maturity investments was RMB9.7 million (US$1.5 million), compared to RMB9.9 million as of December 31, 2017. As of March 31, 2018, balance of available-for-sale investments was RMB990.9 million (US$158.0 million), compared to RMB969.8 million as of December 31, 2017.

1 Adjusted EBITDA margin is a non-GAAP financial measure calculated as adjusted EBITDA divided by total net revenue.

Quality Assurance Program and Guarantee. As a result of the short-term volatility of borrower credit performance, in the first quarter of 2018, Yirendai accrued liabilities from quality assurance program and guarantee of RMB948.6 million (US$151.2 million), which is equal to approximately 11% of the loans facilitated through its marketplace covered by the quality assurance program during the period. In the first quarter of 2018, the Company released liabilities of RMB1,206.4 million (US$192.3 million) to pay out the outstanding principal and accrued interest of default loans. During the quarter, the Company recognized an additional contingent liability of RMB209.4 million (US$33.4 million) after evaluating future payouts. As of March 31, 2018, liabilities from quality assurance program and guarantee were RMB2,745.5 million (US$437.7 million).

Delinquency rates. As of March 31, 2018, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 0.8%, 1.6% and 1.3%, compared to 0.8%, 0.9% and 0.7%, as of December 31, 2017. The delinquency rates for loans that are past due for 30-89 days has increased as compared to prior quarter due to a short-term volatility of borrower credit performance since December 2017.

Cumulative M3+ net charge-off rates. As of March 31, 2018, the cumulative M3+ net charge-off rate for loans originated in 2015 was 9.7%, compared to 9.3% as of December 31, 2017. As of March 31, 2018, the cumulative M3+ net charge-off rate for loans originated in 2016 was 7.4%, compared to 5.9% as of December 31, 2017. As the 2015 and 2016 vintage loans continue to mature, the charge off level is broadly consistent with our risk performance expectation.

Other Operating Metrics and Business Results

•                      As of March 31, 2018, remaining principal of performing loans totaled RMB43.8 billion (US$7.0 billion), increased by 8% from RMB40.6 billion as of December 31, 2017 and 82% from RMB24.0 billion as of March 31, 2017.

•                      In the first quarter of 2018, Grade I, II, III, IV and V loans represented 8.8%, 25.4%, 25.5%, 28.1% and 12.2% of the Company’s product portfolio, respectively.

Other Developments

Change in Quality Assurance Program

To ensure compliance with regulatory requirements, for loans facilitated subsequent to May 2018, they will no longer be covered by Yirendai’s quality assurance program. Loans facilitated through Yirendai’s online marketplace with a 12-month term and with an amount not exceeding RMB200,000 will be covered through PICC’s surety insurance program. All other loans will be covered by third-party guarantee companies and the guarantee companies will charge borrowers a guarantee fee for the guarantee services.

Business Outlook

Based on the information available as of the date of this press release, Yirendai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change.

Full year 2018

•                      Total loans facilitated will be in the range of RMB48 billion to RMB52 billion.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted net income, adjusted EBITDA,  adjusted EBITDA margin, adjusted basic income per ADS and adjusted diluted income per ADS as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.2726 to US$1.00, the effective noon buying rate on March 30, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yirendai’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on May 24, 2018, (or 8:00 a.m. Beijing/Hong Kong Time on May 25, 2018).

Dial-in details for the earnings conference call are as follows:

International:	+65 6713-5090
U.S. Toll Free:	+1 866-519-4004
Hong Kong Toll Free:	800-906-601
China:	400-620-8038
Conference ID:	9298548

A replay of the conference call may be accessed by phone at the following numbers until June 1, 2018:

International:	+61 2-8199-0299
U.S. Toll Free:	+1 855-452-5696
Replay Access Code:	9298548

A live and archived webcast of the conference call will be available on Yirendai’s website at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yirendai’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yirendai’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yirendai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yirendai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yirendai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yirendai

Yirendai Ltd. (NYSE: YRD) is a leading fintech company in China connecting investors and individual borrowers. The Company provides an effective solution to address largely underserved investor and individual borrower demand in China through an online platform that automates key aspects of its operations to efficiently match borrowers with investors and execute loan transactions. Yirendai deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yirendai’s online marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For more information, please visit ir.yirendai.com.

For investor and media inquiries, please contact:

Yirendai

Hui (Matthew) Li

Director of Investor Relations

Email: ir@yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
Net revenue:
Loan facilitation services	976,398	1,402,052	223,520
Post-origination services	33,312	143,466	22,872
Others	11,889	47,173	7,521
Total net revenue	1,021,599	1,592,691	253,913
Operating costs and expenses:
Sales and marketing	469,380	781,726	124,625
Origination and servicing	58,784	142,740	22,756
General and administrative	100,498	338,030	53,890
Total operating costs and expenses	628,662	1,262,496	201,271
Interest income	24,149	28,276	4,508
Fair value adjustments related to Consolidated ABFE	1,355	4,463	711
Non-operating income, net	207	(452)	(72)
Income before provision for income taxes	418,648	362,482	57,789
Income tax expense/(benefit)	67,747	83,578	13,324
Net income	350,901	278,904	44,465

Weighted average number of ordinary shares outstanding, basic	119,560,832	121,368,093	121,368,093
Basic income per share	2.9349	2.2980	0.3664
Basic income per ADS	5.8698	4.5960	0.7328

Weighted average number of ordinary shares outstanding, diluted	120,842,350	123,773,063	123,773,063
Diluted income per share	2.9038	2.2533	0.3592
Diluted income per ADS	5.8076	4.5066	0.7184

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	564,504	(337,727)	(53,842)
Net cash used in investing activities	(427,686)	(382,191)	(60,930)
Net cash used in financing activities	(44,841)	(45,176)	(7,202)
Effect of foreign exchange rate changes	(3,779)	(10,976)	(1,750)
Net increase/(decrease) in cash, cash equivalents and restricted cash	88,198	(776,070)	(123,724)
Cash, cash equivalents and restricted cash, beginning of period	2,186,511	3,662,868	583,947
Cash, cash equivalents and restricted cash, end of period	2,274,709	2,886,798	460,223

Unaudited Consolidated Balance Sheet

(in thousands)

	As of
	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD

Cash and cash equivalents	1,857,175	1,666,866	265,737
Restricted cash	1,805,693	1,219,932	194,486
Accounts receivable	21,368	10,956	1,747
Prepaid expenses and other assets	1,062,484	1,191,191	189,904
Loans at fair value	791,681	888,786	141,693
Amounts due from related parties	117,222	129,229	20,602
Held-to-maturity investments	9,944	9,679	1,543
Available-for-sale investments	969,759	990,873	157,968
Property, equipment and software, net	82,249	83,279	13,277
Deferred tax assets	801,089	747,697	119,201
Contract assets	—	2,848,676	454,146
Total assets	7,518,664	9,787,164	1,560,304
Accounts payable	33,841	35,747	5,699
Amounts due to related parties	76,544	70,875	11,299
Liabilities from quality assurance program and guarantee	2,793,948	2,745,530	437,702
Deferred revenue	222,906	—	—
Payable to investors at fair value	113,445	75,983	12,114
Accrued expenses and other liabilities	1,296,650	1,179,850	188,096
Deferred tax liability	11,277	736,818	117,467
Contract liabilities	—	98,253	15,664
Total liabilities	4,548,611	4,943,056	788,041
Ordinary shares	76	76	12
Additional paid-in capital	1,123,443	1,149,698	183,288
Accumulated other comprehensive income	11,478	(1,502)	(240)
Retained earnings	1,835,056	3,695,836	589,203
Total equity	2,970,053	4,844,108	772,263
Total liabilities and equity	7,518,664	9,787,164	1,560,304

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of borrowers, number of investors and percentages)

	For the Three Months Ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	7,246,085	11,956,720	1,906,182
Loans generated from online channels	3,590,130	6,940,343	1,106,454
Loans generated from offline channels	3,655,955	5,016,377	799,728
Number of borrowers	124,953	174,128	174,128
Borrowers from online channels	86,095	126,276	126,276
Borrowers from offline channels	38,858	47,852	47,852
Number of investors	192,505	214,231	214,231
Investors from online channels	192,505	214,231	214,231
Adjusted EBITDA	400,297	879,714	140,248
Adjusted EBITDA margin	39.2%	55.2%	55.2%

Reconciliation of Net Income
Net income	350,901	278,904	44,465
Adjustments on net income generated from loans pre-2018 (before adopting ASC606)	—	389,575	62,107
Adjusted net income	350,901	668,479	106,572

Reconciliation of EBITDA
Net income	350,901	278,904	44,465
Adjustments on income before income taxes, generated from loans pre-2018 (before adopting ASC606)	—	519,434	82,810
Interest income	(24,149)	(28,276)	(4,508)
Income tax expense	67,747	83,578	13,324
Depreciation and amortization	4,176	8,500	1,355
Share-based compensation	1,622	17,574	2,802
Adjusted EBITDA	400,297	879,714	140,248

Operating Highlights

(in thousands)

	As of
	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
Operating Highlights
Remaining principal of performing loans	40,616,167	43,843,775	6,989,729
Remaining principal of performing loans covered by quality assurance program and guarantee	39,717,029	40,855,141	6,513,271

Delinquency Rates
	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2013	0.2%	0.4%	0.3%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.4%	0.5%	0.4%
December 31, 2016	0.4%	0.7%	0.6%
December 31, 2017	0.8%	0.9%	0.7%
March 31, 2018	0.8%	1.6%	1.3%

Online Channels
December 31, 2013	0.1%	0.9%	0.3%
December 31, 2014	0.4%	0.3%	0.2%
December 31, 2015	0.6%	0.8%	0.6%
December 31, 2016	0.6%	1.0%	0.8%
December 31, 2017	1.2%	1.2%	0.9%
March 31, 2018	1.0%	2.2%	1.8%

Offline Channels
December 31, 2013	0.3%	0.2%	0.2%
December 31, 2014	0.3%	0.2%	0.2%
December 31, 2015	0.3%	0.4%	0.3%
December 31, 2016	0.4%	0.6%	0.4%
December 31, 2017	0.5%	0.7%	0.5%
March 31, 2018	0.6%	1.1%	0.8%

Net Charge-Off Rate for Upgraded Risk Grid
Loan issued period	Customer grade	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-Off as of March 31, 2018	Total Net Charge-Off Rate as of March 31, 2018
		(in RMB thousands)	(in RMB thousands)
2014	I	—	—	—
	II	1,921,372	88,935	4.6%
	III	303,276	20,243	6.7%
	IV	—	—	—
	V	3,913	518	13.2%
	Total	2,228,561	109,696	4.9%
2015	I	146,490	3,606	2.5%
	II	1,614,354	89,853	5.6%
	III	2,521,705	203,123	8.1%
	IV	2,506,107	251,706	10.0%
	V	2,768,957	377,809	13.6%
	Total	9,557,613	926,097	9.7%
2016	I	497,220	10,813	2.2%
	II	3,137,889	103,629	3.3%
	III	3,763,081	178,508	4.7%
	IV	5,183,233	330,967	6.4%
	V	7,799,180	875,525	11.2%
	Total	20,380,603	1,499,442	7.4%
2017	I	2,701,162	22,188	0.8%
	II	9,079,647	151,933	1.7%
	III	10,611,451	280,844	2.6%
	IV	10,263,135	339,982	3.3%
	V	8,750,663	444,412	5.1%
	Total	41,406,058	1,239,359	3.0%

M3+ Net Charge-Off Rate

Loan issued	Month on Book
period	4	7	10	13	16	19	22	25	28	31	34
2013Q1	1.9%	3.2%	3.1%	2.3%	2.0%	0.9%	0.5%	0.5%	0.4%	0.4%	0.4%
2013Q2	1.8%	3.6%	4.5%	5.9%	6.4%	7.4%	6.1%	7.0%	7.5%	7.5%	7.8%
2013Q3	0.5%	2.8%	4.2%	5.5%	6.1%	6.5%	7.1%	7.1%	7.0%	6.9%	6.9%
2013Q4	0.7%	3.4%	4.8%	6.2%	6.8%	7.5%	8.3%	8.3%	8.2%	8.5%	8.3%
2014Q1	1.0%	4.2%	6.1%	7.0%	8.4%	9.3%	9.8%	9.7%	9.9%	9.8%	9.5%
2014Q2	0.5%	1.8%	2.6%	3.8%	4.3%	4.6%	4.6%	4.7%	4.7%	4.7%	4.8%
2014Q3	0.2%	0.8%	2.0%	2.8%	3.3%	3.7%	4.0%	4.2%	4.2%	4.1%	4.1%
2014Q4	0.3%	1.5%	2.7%	3.5%	4.1%	4.6%	5.1%	5.2%	5.2%	5.3%	5.3%
2015Q1	0.6%	2.7%	4.4%	5.8%	7.1%	8.2%	9.1%	9.6%	9.9%	10.2%	10.3%
2015Q2	0.5%	2.1%	3.7%	5.3%	6.6%	7.7%	8.6%	9.2%	9.6%	9.8%
2015Q3	0.2%	1.6%	3.4%	4.9%	6.4%	7.4%	8.1%	8.6%	9.1%
2015Q4	0.2%	1.6%	3.2%	4.9%	6.2%	7.2%	8.0%	8.7%
2016Q1	0.2%	1.3%	2.9%	4.3%	5.4%	6.4%	7.2%
2016Q2	0.2%	1.7%	3.4%	4.9%	6.1%	7.1%
2016Q3	0.1%	1.5%	3.2%	4.6%	6.0%
2016Q4	0.2%	1.5%	3.0%	4.6%
2017Q1	0.2%	1.4%	3.2%
2017Q2	0.3%	2.0%
2017Q3	0.4%